OUTLOOK SPORTS TECHNOLOGY, INC.

                           100 GRAND STREET, 5TH FLOOR
                               NEW YORK, NY 10013

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934

                            AND RULE 14f-1 THEREUNDER

         This Information Statement is being mailed on or about November 19, 1999 by Outlook Sports Technology, Inc., a Delaware corporation (the "Company"), to the holders of record of shares (the "Shares") of common stock, par value $.01 per share, of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Madison & Wall Financial Services, Inc., a Florida corporation ("Madison & Wall" or "Parent"), to a majority of the seats on the Board of Directors of the Company (the "Board" or "Board of Directors").

         The Company has entered into preliminary discussions with Madison & Wall whereby Madison & Wall would exchange all of its outstanding capital stock in exchange for 9,000,000 shares of common or securities convertible into 9,000,000 shares of common stock of the Company. No definitive documents regarding the prospective transaction have been executed. Assuming the transaction described herein is consummated Madison & Wall would own in excess of 50% of the outstanding common stock of the Company and could in effect control the management of the Company.

         Simultaneously with the execution of the proposed agreement, Madison & Wall will purchase substantially all of the assets of Continental Capital & Equity Corporation ("CCEC"), a company engaged in the business of financial public relations.

         The proposed transaction further contemplates that the entire current Board of Directors of the Company would resign upon the consummation of such transaction and the Board of Directors would be replaced in its entirety by directors designated by Madison & Wall (the "Madison & Wall Designees"). The Company is taking all action necessary to cause the designees of Madison & Wall to be elected to the Board in the event the contemplated transaction is consummated.

         This Information Statement is being mailed to stockholders of the Company pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder.

         You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the election of the Madison & Wall Designees.

         The information contained in this Information Statement concerning Madison & Wall and the Madison & Wall Designees has been furnished to the Company by Madison & Wall. The Company assumes no responsibility for the accuracy or completeness of such information.

CERTAIN INFORMATION REGARDING THE COMPANY

         The Shares are the only class of voting securities of the Company outstanding. As of November 19, 1999, 4,468,2661 Shares were outstanding and entitled to one vote per Share. In addition, 1,174,506 Shares were reserved for issuance on that date upon the exercise of certain warrants and options that are outstanding; and 1,227,927 Shares were reserved for issuance on that date under the Company's existing stock option plans as of July 31, 1999.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT

         The following table sets forth certain information with respect to the beneficial ownership of the Company common stock immediately prior to this proposed transaction, and as adjusted to reflect the issuance of the shares of common stock pursuant to this proposed transaction by:

o each person known to beneficially own more than five percent of the Common Stock

o         each director of the Company

o         all directors and executive officers as a group

                                               Beneficial Ownership
                                               Prior to                                    Beneficial Ownership
                                               Proposed Transaction                        After Proposed Transaction
                                               Number                   Percent (1)        Number (2)(3)  Percent (2)(3)
Name and Address

PAUL H. BERGER..................................     1,327,947           15.7%              739,125            4.31%(4)
Outlook Sports Technology, Inc.
100 Grand Street
5TH Floor
New York, NY 10013

JAMES G. DODRILL II.............................       525,277            6.1%               98,467            0.06%(5)
Outlook Sports Technology, Inc.
100 Grand Street
5TH Floor
New York, NY 10013

All directors and executive
officers as a group (3 persons)                      1,871,382           22.0%              837,592            4.37%

(1)      Assumes  exercise  of  3,693,422  warrants  and  options.   The  shares
         underlying these warrants and options were included in a registration statement dated November 16, 1999.

(2) Assumes issuance of 9,000,000 shares of the Company's common stock upon completion of proposed agreement between the Company and Madison & Wall.

(3) Assumes 168,255 warrants transferred to Madison & Wall from James Dodrill immediately exercisable at $3.00 per share.

(4) Assumes Mr. Berger owns 700,000 shares of common stock and 39,125 immediately exercisable warrants exercisable at $6.67 per share (see below).

(5) Assumes Mr. Dodrill owns 75,000 shares of common stock and 23,467 immediately exercisable warrants exercisable at $6.67 per share (see below).

------
1) Does not include shares of common stock underlying 3,693,422 warrants and options registered pursuant to a Registration Statement dated November 16, 1999.

         The shares of common stock owned by Messrs. Berger and Dodrill represent shares of Class A common stock received by Messrs. Berger and Dodrill on or about June 22, 1999 in exchange for an equal number of shares of Class B common stock owned by them. The shares of Class B common stock previously owned by Messrs. Berger and Dodrill automatically converted into shares of Class A common stock when, by the terms of the Class B common stock, the closing market price for the Class A common stock was greater than $8 for a period of 10 consecutive trading days.

         The  amounts  shown in the  "Beneficial  Ownership  Prior  to  Proposed
Transaction" column for Paul H. Berger include 58,702 shares of common stock issuable to Mr. Berger upon the exercise of options and warrants which are immediately exercisable. The amounts shown in the "Beneficial Ownership Prior to Proposed Transaction" column for James G. Dodrill include 359,977 shares of common stock issuable to Mr. Dodrill upon the exercise of options and warrants which are immediately exercisable.

         The  amounts  shown  in  the   "Beneficial   Ownership  After  Proposed
Transaction" column assumes that all the shares of Common Stock registered in the Registration Statement dated November 16, 1999 are outstanding.

         The amounts shown in the "Beneficial Ownership After Proposed Transaction" column assume that Paul Berger will return such number of shares of common stock to the Company so that his ownership would equal 700,000 shares of common stock. In addition, Paul Berger would reduce his warrant holdings so that he would own 39,125 immediately exercisable warrants at an exercise price of $6.67 per share.

         The amounts shown in the "Beneficial Ownership After Proposed Transaction" column assume that James Dodrill will return such number of shares of common stock to the Company so that his ownership would equal 75,000 shares of common stock. In addition, Mr. Dodrill would reduce his warrant holdings so that he would own 23,467 immediately exercisable warrants at an exercise price of $6.67 per share. Mr. Dodrill would also transfer 168,255 warrants exercisable at $3.00 per share to Madison & Wall, which warrants are immediately exercisable.

         The common stock shown in the "Beneficial Ownership after proposed transaction" column are all subject to a pledge agreement under which shares will be held in escrow to indemnify and hold harmless the Shareholders and their respective officers, directors and agents from and against any and all losses, claims, damages, liabilities, costs and expenses (including, without limitation, reasonable counsel fees and all costs and expenses of enforcing such right of indemnification against Shareholders), and any penalties suffered or paid, directly and indirectly, by any Shareholder Indemnitee, as a result of or arising out of the breach by OST of any its representations, warranties and covenants contained in the proposed Transaction Document.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names, ages and positions, as of the date of this prospectus, of all of the Company's officers and directors. Also set forth below is information as to the principal occupation and background for each person in the table.

NAME                                                 AGE     POSITION AND OFFICE

Paul H. Berger..................................     31      Chairman of the Board and Chief Executive Officer

James G. Dodrill II.............................     33      President, General Counsel and Director

William Barthold................................     31      Vice President

     MR. BERGER was one of the Company's co-founders along with Mr. Dodrill and Mr. Barthold. Mr. Berger has served as Chairman of the Board and Chief Executive Officer since inception. From 1994 to 1995, Mr. Berger was the Special Projects Manager for Designs, Inc., of which his father is the Chairman of the Board. Mr. Berger assisted in repositioning Designs from a single brand apparel chain to a multi-brand operation. He also assisted with the acquisition by Designs of Boston Trading Ltd., a high quality men's and women's apparel manufacturer. From 1993 to 1994, Mr. Berger served as an attorney with Designs. Mr. Berger is a graduate of the George Washington University and the University of Miami School of Law. Mr. Berger is licensed to practice law in the Commonwealth of Massachusetts and the State of Florida. Mr. Berger resigned as Chief Executive Officer of the Company on November 19, 1999.

     MR. DODRILL was one of the Company's co-founders along with Mr. Berger and Mr. Barthold. Mr. Dodrill has served as President, General Counsel and director since inception. From 1993 to 1996, Mr. Dodrill was an associate at the law firm of Latham & Watkins, practicing in the corporate area with an emphasis on securities offerings, acquisitions, finance and general corporate representation. From 1988 to 1990, Mr. Dodrill worked for Davis Polk & Wardwell conducting research and coordinating administrative efforts regarding corporate reorganization and recapitalization transactions and mergers and acquisitions. Mr. Dodrill graduated from Brown UNIVERSITY AND THE UNIVERSITY OF MIAMI SCHOOL OF LAW, MAGNA CUM LAUDE. Mr. Dodrill is licensed to practice law in the States of New York and Florida.

     MR. BARTHOLD was one of the Company's co-founders along with Mr. Dodrill and Mr. Berger. Mr. Barthold has served as Vice President since August 1999, and has been Logistics Manager since November 1996. From 1994 to 1996, Mr. Barthold was the Purchasing Manager of S&K Products International, Inc. From 1992 to 1994, Mr. Barthold was the Purchasing Manager of Quark, Inc.

         The Company currently has two directors, Paul Berger and James Dodrill. The Board of Directors is divided into three classes. One class of directors is elected each year at the annual meeting of stockholders. Each class serves for a three-year term of office. All directors hold their positions until the annual meeting of stockholders at which their term expires, and until their respective successors are elected and qualified. Paul Berger serves in the class whose term expires in 2000. James Dodrill serves in the class whose term expires in 2002. The Company's executive officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors or until their successors are elected and qualified. The Company has not entered into employment agreements with any of its executive officers.

                          RIGHT TO DESIGNATE DIRECTORS;
                          THE MADISON & WALL DESIGNEES

         The proposed agreement provides that, subject to compliance with applicable law, all of the current directors of the Company will resign and Madison & Wall will be entitled to designate the entire Board of Directors. The Company will take all action necessary to cause the Madison & Wall Designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors and seeking and accepting resignations of incumbent directors. Notwithstanding the foregoing, until the Merger is effective, the Company will retain as members of the Board of Directors at least two persons who were directors of the Company on the date of the agreement.

         Set forth below is certain information with respect to the Madison & Wall Designees:

Name and Business Address                   Age

Dodi B. Zirkle                              36
195 Wekiva Springs Road
Suite 200
Longwood, Florida 32779

James Schnorf                               45
195 Wekiva Springs Road
Suite 200
Longwood, Florida 32779

Ivan Berkowitz                              53
195 Wekiva Springs Road
Suite 200
Longwood, Florida 32779

William Schwartz                            66
195 Wekiva Springs Road
Suite 200
Longwood, Florida 32779

DODI B. ZIRKLE

CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT

Prior to joining CCEC, Ms. Zirkle served as General Sales Manager of Direct Response Marketing, Inc. (DRM) from November 1989 to June 1993 and later DataBase Direct, Inc., (which was acquired by DRM), two of the largest direct marketing and lettershop firms in the Southeast, where she was responsible for managing the direct marketing needs of national clientele including the National Republican Congressional Campaign Committee in Washington, D.C., TimeWarner Cable, Universal Studios - Florida and Premier Cruise Lines (The Big Red Boat(R)).

She was also employed by Donnelley Directory as an account manager/sales representative. Immediately following a three year tour of duty with the U.S. Army, she was an Executive Assistant to the Vice Chairman of the Board of three New York Stock Exchange companies., Rollins, Inc., Rollins Communications, Inc., and RPC Energy, Inc.

Since joining CCEC in 1993, Ms. Zirkle has served in a variety of capacities involving the Company's operations. Initially, she was responsible for overseeing all production and operational aspects of the Company's Inside Wall Street campaigns, in addition to managing all database marketing and list rental services. In 1995, she was promoted to Vice President of Operations where she was responsible for creating many of the logistical operating systems employed by the Company today. In 1997, Ms. Zirkle was promoted to Vice President of Corporate Sales where she assisted CCEC's Chairman and CEO with multiple managerial tasks, the negotiation and direction of high-profile client campaigns, the development and enhancement of CCEC's debt/equity financing source network, and the implementation of internal expansion efforts. These activities included the development of the Broker Relations Department, the enhancement of the Company's Financial Consulting division, and the research and development of CCEC's Market Access Program. In 1998, Ms. Zirkle was promoted to Chief Operating Officer and has since led the management buy-out of CCEC from the original founder and sole owner via the creation of Madison & Wall Financial Services, Inc.

JAMES SCHNORF

CHIEF FINANCIAL OFFICER; TREASURER AND CORPORATE SECRETARY; DIRECTOR

Mr. Schnorf joined the executive management team of CCEC in February 1998 to oversee all financial and operational concerns of the Company. Mr. Schnorf brings to CCEC experience in the design and coordination of activities involving financing, taxes, risk management, strategic agreements, mergers/acquisitions, and human resource matters. He has recently joined Ms. Zirkle in the management buy-out of Continental Capital and in the founding of Madison & Wall Financial Services, Inc.

Mr. Schnorf's experience includes controllership responsibilities for a division of Sequa Corp., a New York Stock Exchange entity specializing in the aerospace industry. He also possesses approximately ten years' experience in various executive managerial capacities at Caterpillar, Inc., a Fortune 100 manufacturer of earth moving equipment and diesel engines.

Previously, Mr. Schnorf was the Chief Executive Officer of Cardinal Capital, L.L.C., a limited liability company responsible for managing a fund that provides mezzanine financing and which takes controlling interest positions in emerging growth companies. From 1988 through 1995, Mr. Schnorf served as Chief Financial Officer and Secretary-Treasurer of Stevens Industries, Inc., a large manufacturer/distributor of laminated wood products.

Mr.  Schnorf  earned a BS degree in Accounting from Eastern Illinois  University and an MBA from the University of Illinois. Certified as a CPA and CMA, Mr. Schnorf is an active member of the Mensa Society, the Institute of Certified Management Accountants, the American Institute of Certified Public Accountants, and the Financial Executives Institute. Mr. Schnorf is a Past President of the Eastern Illinois University School of Business Advisory Board and is a member of the University of Illinois Executive MBA Alumni Association Board of Directors. Mr. Schnorf also sits on the Board of Directors of Aarica Holdings, Inc., a privately-held athletic footwear manufacturer.

IVAN BERKOWITZ

DIRECTOR

During his 30-year career as an investment banker, Mr. Berkowitz has advised multinational corporations on corporate structure, transfer pricing, EEC anti-trust law, mergers and international syndication. He has also served on the Board of Directors of several listed and unlisted companies. Currently, he serves as a Director of the following public companies: Migdalei Shekel (Tel
Aviv); Propierre (Paris); HMG Worldwide (Nasdaq/NMS: HMGC) and PolyVision Corporation (AMEX:PLI); IAT Resources Corporation (Nasdaq: IATR). He also serves in an advisory capacity to THCG, Inc. (Nasdaq/NMS: THCG), a publicly-traded investment banking firm.

Since 1983, Mr. Berkowitz has served as Managing General Partner of Steib & Company, a privately-held New York based investment company. Additionally, since 1989, Mr. Berkowitz has served as President of Great Court Holdings Corporation, also a privately held New York -based investment company. Between 1995 and 1997, Mr. Berkowitz served as Chief Executive Officer of PolyVision Corporation. Mr. Berkowitz has also been involved as a general partner in partnerships engaged in the development and purchase of hotels, subsidized senior citizens housing, retirement centers, condominiums, office buildings and shopping centers.

Mr. Berkowitz holds a BA (cum laude) from Brooklyn College, an MBA in Finance from Baruch College, City University of New York, and a PhD in International Law from Cambridge University, England. He frequently lectures and seminars at Brooklyn College, Cambridge University, Whittier College School of Law, Young Presidents Organization, and the New York Society of Security Analysts, and is a published writer having made contributions to the Cambridge Law Journal, Mergers and Acquisitions, Medical Dimensions and Juris Doctor and the Los Angeles Times. Mr. Berkowitz is a life member of the Cambridge Union, American Representative of the Research Center for International Law at Cambridge University and a board member of numerous educational institutions and charities.

WILLIAM SCHWARTZ

DIRECTOR

Mr. Schwartz has enjoyed a distinguished professional career spanning nearly 50 years. Currently, he is of counsel to the law firm Cadwalader, Wickersham & Taft (New York, Washington, Los Angeles, Charlotte and London); University Professor of Yeshiva University; Chairman of the Board and Director of U.S. Trust Corporation; and Chairman of the Executive Compensation Committee and Director of Viacom, Inc. one of the world's largest media companies and Director of Viacom International, Inc. Mr. Schwartz also serves on the Advisory Council of WCI Steel, Inc., a major steel manufacturer, and is a member of the Legal Advisory Committee of the New York Stock Exchange. In addition, Mr. Schwartz is a trustee and advisor to trusts with assets in excess of $250 million.

Mr. Schwartz has served as Dean, Boston University of School of Law (1980-1988); Director, Feder Center for Estate Planning (1988-1991); Professor of Law (1955-1991); Austin B. Fletcher Professor of Law, Boston University (1968-1970); Roscoe Pound Professor of Law, Boston University (1970-1973); Faculty Member, Francis Glessner Lee Institute, Harvard Medical Center; General Director, The Association of Trial Lawyers of America (1968-1973); Lecturer, New England Trial Judges Conference (1968); Faculty Member, National College of Probate Judges (1976-1979); Estate Planning Lecturer, Mass. Continuing Legal Education, Harvard Law School (1975); Note Editor, Boston University Law Review (1954); Property Editor, Annual Survey of Massachusetts Law (1960-present); Lecturer, University of Miami Estate Planning Institute (1979); Of Counsel, Swartz and Swartz, Boston, Massachusetts (1973-1980); Director, Massachusetts Probate Study; American Bar Foundation (1978-Present); Chairman, Massachusetts Bar Association Task Force on Tort Liability and Insurance; General Director (Chief Executive and Financial Officer), The Association of Trial Lawyers of America (the world's largest trial bar association), (1968-1973); Director, the Sperry and Hutchinson Company (1979-1981); and Vice President for Academic Affairs (Chief Academic Officer), Yeshiva University (1993-1998).

The author of eighteen books and 53 published articles, Mr. Schwartz has been recognized as a "Who's Who in America," "Who's Who In American Law," Who's Who In The World," and "Who's Who In Finance and Industry." He has been honored with the Homer Albers Award; John Ordronaux Prize; Distinguished Service Award (RZA
1977); Phi Beta Kappa; The Treat Award; and the William O. Douglas First Amendment Freedom Award. Mr. Schwartz is very active in both civic and charitable organizations

He holds a Juris Doctor, Magna Cum Laude (graduated first in his class) from Boston University School of Law; completed post graduate Special Legal Studies at Harvard Law School; earned his Master of Arts from Boston University Graduate School; Doctor of Humane Letters from Hebrew College and a Doctor of Humane Letters from Yeshiva University.

CERTAIN TRANSACTIONS

AMENDMENT OF CERTIFICATE OF INCORPORATION AND CONVERSION OF COMMON STOCK

         On  October  7,  1998,   the  Company   amended  its   certificate   of
incorporation to create two classes of common stock:

o         15,000,000 shares of Class A common stock, and
o         5,000,000 shares of Class B common stock

         All shares of common outstanding prior to the amendment were converted into shares of Class A common stock, except for 1,464,953 shares of common equity owned by Paul Berger and James Dodrill, which were converted into Class B common stock. The Class A and Class B common stock have identical rights, including voting rights. Each share of Class B common stock held by Messrs. Berger and Dodrill automatically converted into a share of Class A common stock on or about June 22, 1999.

TRANSACTIONS INVOLVING PAUL BERGER

         From August 21, 1996 to the date of this Information Statement, Paul Berger, the Company's Chairman of the Board of Directors and Chief Executive Officer, made a number of advances to the Company. The advances include the following:

o On August 21, 1996, Mr. Berger advanced $10,000 to the Company and received a note with a term of six years, earning 7.5% interest annually and an option to purchase 19,577 shares of the Company's Class A common stock at a price of $0.225 per share.

o Mr. Berger made four advances to the Company using proceeds from sales of his own stock to other individuals, some of whom were affiliates, at lower prices than contemporaneous sales of stock by the Company to third-party investors.

o On October 17, 1997, Mr. Berger advanced $50,000 to the Company after selling 100,000 shares of his stock to Synergy Group International, Inc. at the price of $0.50 per share. The Company issued to Mr. Berger a promissory note for this advance bearing an annual interest rate of 12.5%.

o On October 28, 1997, Mr. Berger advanced $50,000 to the Company after selling 100,000 shares of his stock to Carol Dodrill, James Dodrill's mother, and Bill Powell at the price of $0.50 per share. The Company issued to Mr. Berger a promissory for this advance bearing an annual interest rate of 12.5%.

o On November 11, 1997, Mr. Berger advanced $2,500 to the Company after selling 3,333 shares of his stock to Rodger Berman at the price of $0.75 per share. The Company issued to Mr. Berger a promissory note for this advance bearing an annual interest rate of 12.5%.

o On January 23, 1998, Mr. Berger advanced $50,000 to the Company after selling 50,000 shares of his stock to Andrew Holder and Marc Roberts at the price of $1.00 per share. The Company issued to Mr. Berger a promissory note for this advance bearing an annual interest rate of 12.5%.

o The preceding four transactions were contemporaneous with the Company's sale of the Company's Class A common stock at $2.10 per share.

o                 On July 31, 1998, Mr. Berger advanced $17,500 to the Company.
                  The Company issued to Mr. Berger a promissory note for this advance bearing an annual interest rate of 12.5%.

o In January 1999, Mr. Berger exchanged an aggregate of $170,000 principal amount of indebtedness plus accrued interest for an aggregate of 39,125 shares of Class A common stock and 39,125 warrants.

o In April 1999, Mr. Berger advanced $250,000 to the Company in exchange for notes payable bearing interest at the prime rate of interest. The first $100,000 of this advance is due on of March 1, 2000 and the remainder of this advance is due on the earlier of April 20, 2004 or is payable to Mr. Berger within five days following the closing of a public offering of the Company's equity securities resulting in gross proceeds equal to or greater than $5,000,000.

o Between July 1999 and August 1999, the Company borrowed an aggregate of approximately $133,000 from Mr. Berger in exchange for notes payable at an interest rate equal to the prime rate. These notes are payable on December 1, 1999.

TRANSACTIONS INVOLVING JAMES DODRILL

         Between September 5, 1996 and January 23, 1998, James Dodrill, the Company's President and General Counsel, made a number of advances to the Company, which include the following:

o On September 5, 1996, Mr. Dodrill advanced $30,000 to the Company and the Company issued to him a note with a term of six years, earning 7.5% interest annually and an option to purchase 58,731 shares of the Class A common stock at a price of $0.225 per share.

o Mr. Dodrill made the following three advances to the Company using proceeds from sales of his own stock to other individuals at lower prices than contemporaneous sales of stock by the Company to third-party investors. These three transactions were contemporaneous with the Company's sale of the Company's Class A common stock at $2.10 per share. The Company issued to Mr. Dodrill notes for all three advances with an annual interest rate of 12.5%:

                  1. On October 17, 1997, Mr. Dodrill advanced $50,000 to the Company after selling 100,000 shares of his stock to Synergy Group International, Inc. at a price of $0.50 per share.

                  2. On November 11, 1997, Mr. Dodrill advanced $2,500 to the Company after selling 3,333 shares of his stock to Rodger Berman at the price of $0.75 per share.

                  3. On January 23, 1998, Mr. Dodrill advanced $50,000 to the Company after selling 50,000 shares of his stock to Andrew Holder and Marc Roberts at the price of $1.00 per share.

o                 In  January  1999,  Mr.  Dodrill  exchanged  an  aggregate  of
                  $102,500 principal amount of indebtedness plus accrued interest for an aggregate of 23,467 shares of Class A common stock and 23,467 warrants.

o Subsequent to the end of July 31, 1999, Mr. Dodrill advanced $181,500 to the Company in exchange for promissory notes bearing interest at the prime rate of interest which are due on December 1, 1999.

TRANSACTIONS INVOLVING STANLEY BERGER

         Between August 13, 1996 and January 16, 1998, Stanley Berger, Paul Berger's father, made a number of advances to the Company. The following table summarizes the loans made. For each loan, Mr. Berger received a note with the loan amount and interest rate set forth in the table. In addition, for all but the two repaid loans and one loan on October 1, 1997, Mr. Berger also received a warrant to purchase the number of shares set forth in the table and at the exercise price set forth in the table. All of these notes, aggregating $510,000, plus interest, were exchanged in November 1998 for 102,000 shares of Class A common stock and 102,000 warrants.

                                Amount          Interest Rate      Number of                  Warrant
                                of Loan                            Shares Purchasable         Exercise Price
                                                                   Upon Exercise
                                                                   of Warrant

August 13, 1996(1)..............$35,000..       ---                ---                        ---
September 26, 1996..............$40,000..       12.50%             4,400                      $1.13
October 8, 1996.................$25,000..       12.50%             2,750                      $1.13
April 30, 1997..................$25,000..       12.50%             3,437                      $0.75
May 27, 1997....................$50,000..       15.00%             27,708                     $0.75
June 19, 1997...................$50,000..       15.00%             27,708                     $0.75
July 3, 1997....................$30,000..       12.50%             6,000                      $2.10
July 10, 1997...................$15,000..       12.50%             3,000                      $2.10
August 27, 1997(1)..............$50,000..       ---                ---                        ---
September 12, 1997..............$50,000..       12.50%             8,333                      $2.10
October 1, 1997(2)..............$25,000..       12.50%             ---                        ---
October 14, 1997................$50,000..       12.50%             8,333                      $2.10
November 14, 1997...............$50,000..       12.50%             8,333                      $2.10
November 28, 1997...............$30,000..       12.50%             2,400                      $2.10
December 3, 1997................$20,000..       12.50%             1,600                      $2.10
January 16, 1998................$50,000..       12.50%             4,000                      $4.00
    Total.......................$595,000.                          108,002

----------------------
     (1) This note was repaid.

     (2) For this loan, the Company granted Mr. Berger a security interest in all of the Company's accounts receivable.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

         Section 16(a) of the Exchange Act requires the Company's executive officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file reports of their ownership thereof and changes in that ownership with the Securities and Exchange Commission
("SEC") and the National Association of Securities Dealers, Inc. Executive officers, directors and greater than 10% stockholders are required by SEC regulations to furnish the Company with copies of all such reports they file.

         Based solely upon a review of Forms 3 and 4 and amendments thereto furnished to the Company pursuant to Rule 16a-3(e) under the Exchange Act during fiscal 1999 and Forms 5 and amendments thereto furnished to the Company with respect to fiscal 1999, the following persons during the last fiscal year failed to file on a timely basis, as disclosed in the following table, reports required by such section:

                                                                     NUMBER
NAME                             NUMBER OF REPORTS                   OF TRANSACTIONS
Paul H. Berger                          4                                12
Jim G Dodrill, II                       2                                 2

GENERAL INFORMATION ABOUT THE BOARD OF DIRECTORS

         The Board of Directors held 4 meetings during fiscal 1999 and took action by unanimous written consent in lieu of a formal meeting on all occasions. Each director attended each Board and committee meeting held during fiscal 1999 while such person was a member of the Board or that committee.

         The Board of Directors does not have an Audit Committee, a Nominating Committee or a Compensation Committee.

LITIGATION

         The Company was a defendant in a lawsuit filed by Vardon Golf Company, Inc. ("Vardon"). Vardon alleged in its complaint that the Company's Tegra woods and irons infringe one of the claims of Vardon's patent issued on April 12, 1994. Vardon's patent includes claims directed to a number of aspects of a golf club head and hosel, including claims directed to an extended radius of gyration, which includes an aspect of the club head extending behind the hosel. Vardon filed its complaint in the Northern District of Illinois, Eastern Division, on May 13, 1998, in which Vardon alleges that six golf club manufacturers, including the Company, have manufactured, sold, offered to sell and distributed in the United States, specifically in the Northern District of Illinois, wood-type and iron golf clubs that are covered by at least one claim of Vardon's patent and a related design patent. Although the Company did not believe that the Tegra line of clubs infringed any of the claims of Vardon's patents, the Company settled the lawsuit for $20,000. Such amount remains unpaid and, if the Company defaults on such payment, Vardon may decide to reinstate its claim against the Company. If Vardon is successful with its claim, there can be no assurance that a court will conclude that the Company did not violate these patents. If Vardon is successful in asserting its patent, it could require the Company to alter or withdraw existing products, delay or prevent the introduction of new products, or force the Company to pay damages.

         The Company had extensive negotiations with an entity representing professional golfer Ian Woosnam for in excess of one year. The negotiations were an attempt to reach an agreement on the terms of a long-term endorsement contract under which Mr. Woosnam would endorse Tegra golf equipment, apparel and accessories. While these negotiations were ongoing, Mr. Woosnam used Tegra golf equipment, apparel and accessories while competing on the US and European PGA Tours. The Company has not been able to reach agreement with Mr. Woosnam on the terms of the endorsement contract. As of approximately January 1999, negotiations have stopped.

         The Company has made offers to Mr. Woosnam in an attempt to compensate Mr. Woosnam for the value of the services he rendered during 1998. Should the Company be unable to amicably reach an agreement with Mr. Woosnam, he may decide to pursue legal action against the Company. In the event that Mr. Woosnam does file a lawsuit against the Company, the Company will assert its defenses vigorously. However, there can be no assurances that the Company will prevail and the Company cannot estimate damages which a court may assess against the Company if Mr. Woosnam were to prevail in any such action.

         On August 3, 1999, Merrill Corporation filed a complaint with Supreme Court of the State of New York, Index No. 603672/99, naming the Company as a defendant. Merrill Corporation's complaint alleged, among other things, that the Company failed to pay Merrill Corporation for certain printing services rendered on the Company's behalf in connection with the Company's initial public offering. In its complaint, Merrill Corporation seeks damages of $97,518.54. The Company filed an answer to Merrill Corporation's compliant on September 13, 1999, in which the Company asserted various affirmative defenses to Merrill Corporation's claims. As of the date this Information Statement, the Company has reached a tentative agreement to settle this lawsuit for $71,250; however, no settlement agreement has been executed.

         On September 29, 1999, Clifford Muney, Robert Smiddy and Kim Backus, three of the Company's former employees, filed a claim with the Supreme Court of the State of New York alleging, among other things, that the Company owes such persons back pay and benefits. Such persons have alleged aggregate damages in an amount that exceeds $600,000. The claims relate to such parties' employment with Outlook Sports Technology, Inc. and such parties' subsequent termination. As of the date of this Information Statement, the Company has not filed any responsive pleadings, however, the Company intends to vigorously contest such claim.

         From time to time the Company has been threatened with, or named as a defendant in, lawsuits in the ordinary course of its business. The Company does not believe that any of these lawsuits are material. There can be no assurances that one or more future lawsuits, if decided adversely against the Company, would not have a material adverse effect on the Company's business, financial condition or results of operations.

COMPENSATION OF DIRECTORS

         The Company's directors will be reimbursed for any out-of-pocket expenses incurred by them for attendance at meetings of the Board of Directors or committees thereof.

EXECUTIVE COMPENSATION

         The following table sets forth all compensation received by the Company's Chief Executive Officer and each other executive officer whose total annual salary and bonus exceeded $100,000 during the fiscal year ended January 31, 1999.

                                                                                                                 Long-Term
                                                                                                                 Compensation Awards
                                              Year     Annual Compensation                  Other Annual         Securities
Name and Principal Position                            Salary                   Bonus       Compensation         Underlying Options
Paul H. Berger, Chairman of the
Board and Chief Executive Officer            1999       $ 31,249                ---         $       ---             ---
                                             1998         32,721                ---                7,800            ---
James G. Dodrill II, President,
General Counsel and Director                 1999       $ 31,249                ---         $       ---             ---
                                             1998         32,721                ---                7,800          166,666


         "Other Annual Compensation" consisted of life insurance premiums the Company paid on behalf of named executive officers.

         During fiscal year end 1999, Mr. Berger deferred an additional $93,751 in compensation and Mr. Dodrill deferred an additional $93,751 in compensation. In March 1998, Mr. Dodrill received options to purchase 166,666 shares of Class A common stock at $3.00 per share in lieu of $92,279 in deferred compensation.

BENEFIT PLANS

     STOCK OPTION PLANS. The 1996 Incentive and Non-Qualified Stock Option Plan was adopted by the Company's Board of Directors and the Company's shareholders. Under the 1996 plan, 1,150,000 shares of Class A common stock have been reserved for issuance upon exercise of options designated as either:

o         incentive stock options under the Internal Revenue Code, or
o         non-qualified options.

Incentive stock options may be granted under the 1996 plan to the Company's employees and officers. Non-qualified options may be granted to consultants, directors and other persons who render services to the Company or any subsidiary corporation whether or not they are employees.

         The 1998 Incentive and Non-Qualified Stock Option Plan was adopted by the Company's Board of Directors and shareholders in June 1998. Under the 1998 plan, 800,000 shares of Class A common stock have been reserved for issuance upon exercise of options designated as either:

o         incentive stock options ("ISOs") under the Internal Revenue Code, or
o         non-qualified options

Incentive stock options may be granted under the 1998 Plan to the Company's employees and officers. Non-qualified options may be granted to consultants and other persons who render services to the Company or any subsidiary corporation, whether or not they are employees, and to all the Company's directors.

         The purpose of the these plans is to provide additional incentive to the Company's officers and other employees, as well as other persons providing services on the Company's behalf. Options granted under the plans afford these people an opportunity to acquire or increase their proprietary interest the Company through the acquisition of shares of the Company's Class A common stock. The Company's Board of Directors is responsible for administering the plans. The 1998 plan may also be administered by a committee consisting of at least two disinterested directors. The Board, within the limitations of each plan, may determine the following:

o         option grants, including to whom grants will be made
o         the number of shares to be covered by each  option
o         whether the options granted are intended to be incentive stock options
o         the duration and rate of exercise of each option
o         the option  purchase price per share and the manner of exercise
o         the time, manner and form of payment upon exercise of an option
o whether restrictions such as repurchase rights are to be imposed on shares underlying options.

         Incentive stock options granted under the plans may not be granted at a price less than the fair market value of the Company's Class A common stock on the date of grant, or 110% of fair market value in the case of persons holding 10% or more of the voting power of all classes of the Company's stock). The aggregate fair market value at the time of grant of shares for which incentive stock options granted to any person are exercisable for the first time by any person during any calendar year may not exceed $100,000. Options under the plans may not be granted more than 10 years after each plans' respective effective date. Options granted to date have seven (7) year terms. The term of each incentive stock option granted under the plans will expire not more than ten years from the date of grant. Incentive stock options granted to persons holding 10% or more of the voting power of all classes of the Company's stock expire in five (5). Options granted under the plans are not transferable during an Optionee's lifetime but are transferable at death by will or under the laws of descent and distribution. Including the options summarized in the table below, incentive stock options and non-qualified options to purchase 722,073 shares of Class A common stock have been granted to the Company's employees and certain advisors and remain outstanding.

         The following table sets forth as to each named executive officer:

o the total number of shares subject to options granted during the fiscal year ended January 31, 1999
o        exercise prices for such options
o the percentage such grants represent of the total option grants to employees in the fiscal year ended January 31, 1999
o        the expiration date of such option grants

OPTION GRANTS IN LAST FISCAL YEAR

                                        Number                     Exercise Price            Percentage of           Expiration Date
                                        of                                                   Total Options Granted
                                        Shares Subject to                                    to Employees
                                        Option Grants
Name
Paul H. Berger..........................0                          --                        --                        --
James G. Dodrill II                     166,666                    $3.00/share               23%                       3/16/05
William Barthold                        0                          --                        --                        --


         The following table sets forth certain information concerning the value of unexercised stock options held by the named executive officers:

     Name and Principal Position        Number of Securities                          Value of Unexercised
                                        Underlying Unexercised                        In-the-Money
                                        Options at January 31, 1999                   Options at January 31, 1999
                                        Exercisbale              Unexercisable        Exercisable                Unexercisable

Paul H. Berger                          19,577                   0                    $     215,836.40                 $0
James G. Dodrill II                     58,733                   0                    $     647,531.33                 $0
                                        111,111                  0                          1,169,998.83               $0
                                        166,666                  0                          1,374,994.50               $0


     The value of the unexercised in-the-money options is based upon a market price of $11.25 per share of Class A common stock.